HERALD RESOURCES LIMITED ABN 15 003 672 071
Level 3/50 Colin Street West Perth Western Australia 6005 I PO Box 893 West Perth WA 6872
T +61 8 9322 2788 **F** +61 8 9481 1669 **E** hrl@herald.net.au **W** www.herald.net.au

07028202

8 November 2007

2007 NOV 27 A 9:41

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mailstop 3628
One Station Place, NE
Washington DC 20549
USA

SUPPL

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Company Announcement Re: Forestry Update

Yours faithfully

M P WRIGHT
Executive Director

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

Enc:

dlw 11/27

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3/50 Colin Street West Perth Western Australia 6005 I PO Box 893 West Perth WA 6872
T +61 8 9322 2788 F +61 8 9481 1669 E hrl@herald.net.au W www.herald.net.au

8 Nov 2007

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

Dairi Project Interests:
Herald 80%
PT Antam 20%

RE: FORESTRY UPDATE

The Company has previously advised that it is awaiting certain approvals in order to proceed to full development of the Dairi Project, and that the Minister of Forestry had advised that a Presidential Decree is required in order for the Ministry to issue the necessary approvals for underground mining in forest areas. Once the Presidential Decree is issued, the Company would expect that the Minister of Forestry would grant forestry approval for the Dairi Project shortly thereafter.

The Company and its JV partner PT Antam yesterday met with the Indonesian Minister of State Secretariate, who has been charged with responsibility for overseeing approvals processes such as the one the Company is currently facing. As a result of this meeting, the Company believes that progress is being made on both the Presidential Decree and the forestry approval.

Further to previous announcements regarding the financing of the Dairi Project and the projected capital expenditure required to bring the project to production, the Company advises that upon receiving the forestry approval, the Company intends to raise approximately $100 million of equity via a capital raising. The Company is currently consulting with its adviser Euroz Securities Ltd in relation to the most appropriate form and structure of the proposed raising.

Yours faithfully

MICHAEL P WRIGHT
Executive Director

END